November 30, 2010

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY EASTMAN KODAK COMPANY WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549-6010

Attention:              Brian Cascio, Accounting Branch Chief

Regarding:             Eastman Kodak Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 22, 2010
Form 10-Q for the fiscal quarter ended September 30, 2010
File No.  001-87

Please find attached Eastman Kodak Company’s response to the staff’s letter to me dated October 28, 2010.

This letter is being filed with the Securities and Exchange Commission (the “SEC”) on EDGAR supplementally as correspondence, and a complete copy of this letter in paper format is also being forwarded by courier.  Please note that this letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.

We respectfully request, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to the redacted portions of our responses (the “Confidential Materials”).  The Confidential Materials are marked herein with bracketed asterisks ("[***]"), and the page on which they appear is marked with the confidentiality legends required by Rule 83.  We believe that the Confidential Materials contain information which is covered by one or more exemptions in the FOIA, for reasons of business confidentiality.  If any person who is not an employee of the Securities and Exchange Commission, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that it be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment.

If you have any questions, please call Eric Samuels, Corporate Controller and Chief Accounting Officer at (585) 724-9025 or Patrick Sheller, Corporate Secretary and Chief Compliance Officer at (585) 724-9022.

Sincerely,

Eastman Kodak Company

                                                                                /s/ Antoinette P. McCorvey

Antoinette P. McCorvey
Chief Financial Officer &
Senior Vice President

Confidential Treatment Requested
 Pursuant to 17 C.F.R. § 200.83
by Eastman Kodak Company

In connection with its response to the staff’s comments, Eastman Kodak Company (the Company) acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The staff’s comments are noted below in bold. The Company’s responses are directly below each of the staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Reportable Segments, page 5

1.
Please disclose the information required by Item 101(c)(1)(i) of Regulation S-K, as applicable, with respect to the "SPGs" mentioned under Item 7.  Include in such disclosure, as applicable, the portion of revenue derived from your licensing agreements.

In future filings the Company will disclose the information required by Item 101(c)(1)(i) of Regulation S-K, as applicable, with respect to the Strategic Product Groups (SPGs) mentioned under Item 7.

Revenue from intellectual property licensing agreements did not account for ten percent or more of total consolidated revenue in any of the years ended December 31, 2009, 2008 or 2007.  If licensing agreement revenues exceed ten percent of the Company’s consolidated revenue for the year ended December 31, 2010, or any future year, the licensing agreement revenues will be stated separately from other classes of revenue in the Form 10-K Consolidated Statement of Operations in accordance with Rule 5-03.1 of Regulation S-X.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies - Revenue Recognition, page 28

2.	Please revise future filings to also disclose the judgments and assumptions considered when recognizing revenue from intellectual property licenses.

The Company believes the most significant judgments and assumptions related to recognizing revenue from intellectual property licenses occur if the licensing transaction is part of a multiple-element arrangement.

For future filings, the Company will expand its disclosure in the Revenue Recognition portion of the Critical Accounting Policies section of Form 10-K to indicate that when intellectual property licenses are a part of multiple-element arrangements the Company allocates the total consideration to the various elements based on their fair value.

Results of Operations, page 36

3.
We see that throughout your discussion of each individual segment's revenues and gross profit you attribute the fluctuations to unfavorable price/mix, change in sales, changes in volumes, and currency translation, among other items. In future filings, please also include a discussion of the underlying reasons why items discussed impacted revenues. For example you could discuss how the sales or geographic mix changed and why that particular mix increased or decreased revenues/gross profit. In addition, when you attribute the fluctuation to multiple factors, please quantify the impact of each factor on the financial statement line item.

In future filings, the Company will disclose the underlying reasons for each material item that impacted our results.  Additionally, in future filings, where a fluctuation is attributable to multiple factors, the Company will quantify the approximate percentage of the total change being described that is attributable to each item disclosed.

Confidential Treatment Requested
Pursuant to 17 C.F.R. § 200.83
by Eastman Kodak Company

An example of the revised disclosure where a fluctuation is attributable to multiple factors, as applied to an excerpt of the Graphic Communications Group (GCG) Segment Revenues discussion from the 2009 annual period, follows.  Additions to the original disclosure are underlined and deletions are ~~struckthrough~~.

GCG Revenues
GCG’s 2009 revenue declines likely reflect the impact of ongoing global economic uncertainties, which depressed global print demand and associated capital investments in the printing industry.

The decrease in GCG net sales for 2009 was driven by volume declines across all SPGs (-14% of the total GCG net sales change of -18%) primarily related to the global economic uncertainties described above.  ~~and unfavorable~~ fForeign exchange ~~across~~ negatively impacted all SPGs due to a stronger U.S. dollar (-2%).  Unfavorable price/mix primarily within Prepress Solutions (-2%) and Digital Printing Solutions (-1%) reflects both a shift in demand toward products requiring lower levels of customer investment and increased price pressures in commercial printing due to the economic downturn in the industry, partially offset by favorable price/mix within Document Imaging  (+1%).

Net sales of Prepress Solutions decreased approximately 20%, primarily driven by volume declines (-15%), with unfavorable price/mix (-3%) and foreign exchange (-2%) also contributing to the overall decrease in revenues.  The volume decreases were largely attributable to the decline in worldwide print demand, which reduced demand for plate consumables and prepress equipment.

4.
In addition, we note that you attribute changes in expense line items to the cost reduction actions. In future filings, please quantify the impact of the cost reduction and restructuring activities on these expense line items.

In future filings, where a change in expense line items is attributable to multiple factors, the Company will quantify the approximate percentage of the total change being described that is attributable to each item disclosed, including cost reduction actions and restructuring activities.

Consumer Digital Imaging Group, page 48

5.
Please provide more transparent disclosure in future filings about the amount of revenue generated from intellectual property arrangements during the periods presented.  For example, please disclose the gross amount of revenue recorded from each material individual intellectual property arrangements and an indication of the recurring nature of the amounts.

Please see the Company’s response to comment 6 below, for a combined response to comments 5 and 6.

Confidential Treatment Requested
Pursuant to 17 C.F.R. § 200.83
by Eastman Kodak Company

6.
As a related matter, please revise future filings to clearly disclose the impact on your gross margins of revenues you receive from the intellectual property arrangements mentioned in your disclosure. In this regard, it is unclear what you mean by your disclosure that these arrangements “contributed 16.6% of segment revenues to segment gross profit dollars.”  In future filings, please also disclose that there are minimal direct costs associated with the intellectual property revenue.  Please provide us with an example of your revised disclosure.

The Company notes the staff’s comments and will revise the Consumer Digital Imaging Group (CDG) gross profit discussion in future filings to disclose the impact on gross profit dollars from the intellectual property licensing agreements mentioned in the disclosure.  Additionally, the Company will disclose the amount of revenue generated from those transactions in the CDG revenue discussion, as well as the recurring nature of those amounts.  The amount of revenue and gross profit dollars recorded from the Company’s intellectual property licensing transactions are typically equal to each other.  This fact will be more evident from the revised disclosure.

The Company’s consideration of disclosures relative to its intellectual property licensing activities is based on the fact that licensing activities have been, and are expected to continue to be, in the ordinary course of the Company’s business.  The Company believes its overall disclosure of intellectual property licensing allows for an assessment of its results of operations as necessary to evaluate the amounts and certainty of its cash flows from operations.

An example of the revised disclosure applied to the 2009 annual period follows:

Revenues
Included in revenues for the current year were non-recurring intellectual property licensing agreements.  These licensing agreements contributed approximately $435 million of revenue in 2009.

Gross Profit
Included in gross profit for the current year were non-recurring intellectual property licensing agreements.  These licensing agreements contributed approximately $435 million to gross profit in 2009.

Consolidated Financial Statements

Note 13. Other Operating (Income) Expenses, Net, page 96

7.
We reference the disclosure that you entered into a technology cross license agreement and simultaneously sold assets of your OLED group. Please tell us the terms of the license agreement and the basis for recognizing the entire $414 million as net sales when received in November 2009. Future filings should also include footnote disclosure of the terms and accounting for revenue received from significant licensing transactions.

With respect to the cross license agreement disclosed in Note 13, the Company considered the terms of the agreement in conjunction with its accounting policy to determine the appropriate period, or periods, in which to recognize revenue.

Confidential Treatment Requested
Pursuant to 17 C.F.R. § 200.83
by Eastman Kodak Company

The Company considered the following terms of the cross license agreement in determining that all of the related revenue should be recognized in the period the cross license became effective:
1.	The cross license was signed and effective November 30, 2009.
2.	The cross license is [***].
3.	The licensee does not have the right to [***].
4.	The cross license does not provide the right to [***].
5.	All consideration was required to be, and was, received by the Company prior to December 31, 2009.

As the intellectual property rights were delivered (cross license effective November, 2009) and all other revenue recognition criteria were met in the fourth quarter of 2009, the Company concluded that revenue should be recognized in that period.  The Company determined that no continuing obligations, or any other terms related to the arrangement, precluded upfront revenue recognition.  Therefore, the entire amount of consideration for the cross license was recognized and reported as net sales in 2009.

Our accounting policy relative to revenue recognition for intellectual property licensing arrangements is primarily based on SEC Staff Accounting Bulletin No. 104, Revenue Recognition; ASC 985-605, Software – Revenue Recognition; ASC 926-605, Entertainment – Films – Revenue Recognition; SEC staff speeches (most specifically at the 2001 AICPA Conference on Current SEC Developments); and Section 3500.6, Revenue - Intellectual Property, of PricewaterhouseCoopers’ Accounting and Reporting Manual. In future filings, the Company will revise its disclosure within Note 1, Significant Accounting Policies, as follows (with additions to the currently disclosed policy underlined).

The timing and the amount of revenue recognized from the licensing of intellectual property depend upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations.  Revenue is only recognized after all of the following criteria are met: (1) the Company enters into a legally binding arrangement with a licensee of Kodak’s intellectual property, (2) the Company delivers the technology or intellectual property rights, (3) licensee payment is deemed fixed or determinable and free of contingencies or significant uncertainties, and (4) collection from the licensee is reasonably assured.

When the Company has continuing obligations related to a licensing arrangement, including extending the rights to currently undeveloped intellectual property, revenue related to the ongoing arrangement is recognized over the period of the obligation.  The Company ascribes revenue on these arrangements over the period of the obligation, beginning when the Company is first entitled to past due royalties (for example, the date the licensee was notified of infringement) through the end of the obligation period.

As noted in response to the staff’s comment numbers five and six, the Company will disclose, in the CDG gross profit discussion, the impact on gross profit dollars from the intellectual property licensing agreements mentioned in the disclosure.  Additionally, the Company will disclose the amount of revenue generated from those transactions in the CDG revenue discussion, as well as the recurring nature of those amounts.  The Company will also disclose, in Management’s Discussion and Analysis, significant deferred revenue balances related to intellectual property licensing transactions and the periods those deferred revenue balances are expected to be recognized as revenue.

Disclosure considerations relative to intellectual property licensing activities are made in the context of the Company’s view that those activities are an ongoing part of its ordinary course of business.  The Company believes that its disclosure provides information about its intellectual property licensing revenue recognition policies such that the financial statement user can understand the principles applied.  The Company also believes its overall disclosure provides information about potential variability of earnings and cash flows such that the user of the information can ascertain whether past performance is indicative of future performance.  Considering these factors and the revised additional disclosure the Company has proposed throughout this letter, the Company believes it will meet the Staff’s request.

Confidential Treatment Requested
Pursuant to 17 C.F.R. § 200.83
by Eastman Kodak Company

Note 17. Retirement Plans, page 103

Fair Value Measurements, page 108

8.
We reference the statement that the absolute return assets, which are primarily comprised of hedge funds, do not have readily determinable market values and that you determine fair value based on the net asset value. Please tell us how you determined that these assets are Level 2 in the fair value hierarchy rather than Level 3 investments.

The absolute return investments within the Company’s defined benefit pension plan assets are primarily comprised of hedge funds.  While these hedge funds are not publicly traded and do not have readily available quoted prices in an active market, the underlying investments comprising these funds (i.e. the positions within the funds) are primarily publicly traded investments, which have quoted prices in an active market.  To value the Company’s investment in these hedge funds, the fund administrator provides a net asset value based on the market value of the underlying investment composition.  Since this net asset value is derived from significant observable market inputs, and the Company typically has the ability to redeem these investments at net asset value within the near term, the Company classified these funds within Level 2 of the fair value hierarchy, rather than Level 3.

The Company will add disclosure in its future filings to indicate that the net asset value of absolute return assets are derived from observable inputs.

9.
In future filings please provide more detailed disclosure about how you determine the fair value of Level 3 pension assets for your U.S. and Non-U.S. plans. In this regard, when you state that you use multiple approaches please disclose the weighting applied to each approach and any significant assumptions used in the valuation.

The Company’s Level 3 pension assets, as a group, are valued using a combination of market, income, and cost approach based on the nature of each investment.  The real estate investments are valued primarily based on either independent appraisals or discounted cash flow models, while the private equity investments are valued primarily based on either independent appraisals, discounted cash flow models, cost, or comparable market transactions.

Since the fair values of investments within Level 3 funds are determined on an individual investment-by-investment basis, there are numerous inputs and valuation methodologies used within a particular fund, which would make it impractical to calculate a weighted average of the different inputs.  Further, many of these inputs and values are specific and applicable only to certain investments within the category, therefore disclosure of such inputs and values would not be meaningful or useful to investors at the aggregate category level.  There is not a single valuation and single valuation model for which it is practicable and meaningful to disclose the significant inputs for that fair value measurement.

Confidential Treatment Requested
Pursuant to 17 C.F.R. § 200.83
by Eastman Kodak Company

In future filings, however, the Company will disclose in qualitative terms some of the inputs which are more commonly included in a number of the valuations of Level 3 pension assets, as shown below:

Real estate investments are valued primarily based on independent appraisals and discounted cash flow models, taking into consideration discount rates and local market conditions.  Private equity investments are valued primarily based on independent appraisals, discounted cash flow models, cost, and comparable market transactions, which include inputs such as discount rates and pricing data from the most recent equity financing.

Item 13. Certain Relationships…, page 138

10.
Please ensure your disclosure clearly explains the nature of your "interested transactions with related parties." For example, it is unclear from your disclosure on page 19 of your definitive proxy statement what type of "transaction" you entered into with the University of Rochester or why that transaction did not fall within your pre-approved transactions. Please tell us and revise future filings.

The transaction between the Company and the University of Rochester was a payment to support the restoration of a performing arts theatre owned by the University.  The transaction was not a pre-approved transaction under the Board’s policies and procedures relating to approval or ratification of interested transactions with related parties because Mr. Seligman, the related person in this case, is an executive officer of the University of Rochester and the amount of the payment exceeded $500,000.  However, the Corporate Responsibility and Governance Committee (“Governance Committee”) of the Board determined that Mr. Seligman did not have a material interest in the transaction.

Signatures, page 139

11.
In future filings, please indicate below the second paragraph of text required on the signatures page of Form 10-K which individuals signed in the capacities of: (1) principal executive officer; (2) principal financial officer: and (3) principal accounting officer or controller. We note that such persons appear to have only signed on behalf of the registrant.

In future filings, the Company will indicate that the principal executive officer; principal financial officer; and principal accounting officer or controller are signing in both their individual capacities and on behalf of the Company.

Index to Exhibits, page 141

12.
Please tell us why you have not filed as exhibits any license agreements that relate to your intellectual property in your Consumer Digital Imaging Group Segment or your settlements with Samsung and LG as disclosed on pages 20 and 37, respectively, of your Form 10-K.

For purposes of determining whether to file as exhibits the Company’s intellectual property license agreements, we relied on the provisions of Item 601(b)(10) of Regulation S-K.  The Company’s CDG segment licenses the Company’s intellectual property in the ordinary course of business.  For the past five years, the Company has entered into a number of patent license agreements with various parties, which agreements were royalty bearing to the Company. In addition, we determined that the Company was not substantially dependent on any license agreements because the revenue resulting from any individual agreement was less than 20% of the Company’s annual revenues.  Therefore, the Company did not file as exhibits its intellectual property licensing agreements entered into in 2009.

Confidential Treatment Requested
Pursuant to 17 C.F.R. § 200.83
by Eastman Kodak Company

Separately, the Company analyzes on a stand-alone basis our intellectual property litigation settlements with opposing parties under Item 601(b)(10).  In most cases, the Company does not enter into litigation settlement agreements in the ordinary course of business.  As a result, we evaluate each settlement agreement to determine whether it is material to the Company.  Among the quantitative and qualitative factors we consider in evaluating materiality are the monetary consideration paid or received and the rights conveyed or received under the applicable settlement agreement.  In the case of the settlements with Samsung and LG, neither settlement agreement was deemed material to the Company.  Therefore, the Company did not file as exhibits our litigation settlement agreements with Samsung and LG.

Form 10-Q for the fiscal quarter ended September 30, 2010

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year to Date Results of Operations – Consumer Digital Imaging Group, page 38

13.
We note the disclosure regarding the settlement agreement with Samsung under which you received a non-refundable payment in December 2009 of $100 million as a deposit towards this license. We also see that the license calls for additional payments totaling $450 million throughout 2010 and that you received all but $113 million of this amount during the first nine months of 2010. We see that you recorded $550 of revenue related to this agreement during the three months ended March 31, 2010. Please tell us the terms of the license Agreement and the accounting basis for recognizing the entire $550 million during the first quarter of 2010.

With respect to the cross license agreement between the Company and Samsung, the Company considered the terms of the agreement in conjunction with its accounting policy (as stated in Note 1, Significant Accounting Policies, of the Consolidated Financial Statements) to determine the appropriate period, or periods, in which to recognize revenue.

The Company considered the following terms of the cross license agreement in determining that all of the related revenue should be recognized in the period the cross license became effective:
1.	The cross license was effective February 2, 2010, the date the International Trade Commission approved the Administrative Law Judge’s order terminating the action.
2.	The cross license is [***].
3.	The licensee does not have the right to [***].
4.	The cross license does not provide the right to [***].
5.
A non-refundable deposit of $100 million was to be paid to the Company on December 24, 2009.  In addition, upon the cross license becoming effective, the Company was to receive equal installments of $112.5 million on the cross license effective date, April 1, 2010, July 1, 2010 and October 1, 2010.  All payments have been received by the Company in accordance with the requirements outlined above.

6.	A [***] was signed in December 2009 under which the parties agreed to [***]. Under the [***] the Company is entitled to [***].

Confidential Treatment Requested
Pursuant to 17 C.F.R. § 200.83
by Eastman Kodak Company

The Company considered whether the payment terms of the cross license (payable in installments through October 1, 2010) should affect its conclusion that collection of the license fee was reasonably assured and fixed and determinable.  The Company concluded that in this case, payment terms of less than one year should not preclude, or defer, recognition of revenue.  The Company also considered whether [***] should affect its conclusion regarding whether the license fee was fixed and determinable.  The Company concluded that the non-refundable consideration of $550 million represents minimum intellectual property licensing fees and therefore the fee was fixed and determinable.  Any additional payments will not be recognized until, and if, they are due.  As the intellectual property rights were delivered (license was effective February 2, 2010) and all other revenue recognition criteria were met in the first quarter of 2010, the Company concluded that revenue should be recognized in that period.

The Company’s obligation under the [***].  The Company, therefore, concluded that the [***] did not represent a significant continuing obligation on the part of the Company or a separate element of a multiple element arrangement.  The Company determined that no continuing obligations, or any other terms related to the arrangement, precluded upfront revenue recognition.  Therefore, the entire amount of consideration for the license was recognized and reported as net sales in the first quarter of 2010.